UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Drive Shack, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

262077100
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Schedule13G
CUSIP No. 262077100

1.  Names of Reporting Persons.
American Assets Capital Advisers, LLC
2.  Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [ ]
3.  SEC Use Only
4.  Citizenship or Place of Organization
     Delaware
   Number of Shares
   Beneficially
   Owned by
   Each Reporting
   Person With:
 5.  Sole Voting Power

 6.  Shared Voting Power
 4,314,500*
 7.  Sole Dispositive Power

 8.  Shared Dispositive Power
 4,314,500*
9.  Aggregate Amount Beneficially Owned by Each Reporting Person
 4,314,500*
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares[ ]
11.  Percent of Class Represented by Amount in Row (9)
 6.4%
12.  Type of Reporting Person
IA
*American Assets Capital Advisers, LLC ("AACA") is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. The securities reported in this Schedule 13G are held by the Altegris/AACA Opportunistic Real Estate Fund (the "Fund") to which AACA is the sub-adviser, and two separately managed accounts (the "Accounts") to which AACA is the advisor. AACA has entered into a sub-advisory agreement with Altegris Advisors, LLC (now known as Artivest) ("Altegris") and advisory agreements with the owners of the Accounts whereby Altegris and the Accounts' owners have delegated voting authority to AACA. In its role as sub-advisor to the Fund and advisor to the Accounts, AACA may possess investment power and voting power over the securities that are owned by the Fund and the Accounts and may be deemed to be the beneficial owner of the shares of the Issuer held by the Fund and the Accounts. However, the securities reported in this schedule are owned by the Fund and the Accounts' owners. AACA disclaims beneficial ownership of such securities. In addition, the filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.

Schedule13G
CUSIP No. 262077100

1.  Names of Reporting Persons.
American Assets Investment Management , LLC
2.  Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [ ]
3.  SEC Use Only
4.  Citizenship or Place of Organization
Delaware
   Number of Shares
   Beneficially
   Owned by
   Each Reporting
   Person With:
 5.  Sole Voting Power

 6.  Shared Voting Power
 4,314,500
 7.  Sole Dispositive Power

 8.  Shared Dispositive Power
 4,314,500
9.  Aggregate Amount Beneficially Owned by Each Reporting Person
 4,314,500
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares[ ]
11.  Percent of Class Represented by Amount in Row (9)
 6.4%
12.  Type of Reporting Person
HC

Schedule13G
CUSIP No. 262077100

1.  Names of Reporting Persons.
Soledad Realty Capital, Inc.
2.  Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [ ]
3.  SEC Use Only
4.  Citizenship or Place of Organization
California
   Number of Shares
   Beneficially
   Owned by
   Each Reporting
   Person With:
 5.  Sole Voting Power

 6.  Shared Voting Power
 4,314,500
 7.  Sole Dispositive Power

 8.  Shared Dispositive Power
 4,314,500
9.  Aggregate Amount Beneficially Owned by Each Reporting Person
 4,314,500
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares[ ]
11.  Percent of Class Represented by Amount in Row (9)
 6.4%
12.  Type of Reporting Person
HC

Schedule13G
CUSIP No. 262077100

1.  Names of Reporting Persons.
Ernest S. Rady
2.  Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [ ]
3.  SEC Use Only
4.  Citizenship or Place of Organization
U.S.
   Number of Shares
   Beneficially
   Owned by
   Each Reporting
   Person With:
 5.  Sole Voting Power

 6.  Shared Voting Power
 4,314,500
 7.  Sole Dispositive Power

 8.  Shared Dispositive Power
 4,314,500
9.  Aggregate Amount Beneficially Owned by Each Reporting Person
 4,314,500
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11.  Percent of Class Represented by Amount in Row (9)
 6.4%
12.  Type of Reporting Person
HC

Schedule13G
CUSIP No. 262077100

1.  Names of Reporting Persons.
Burland B. East, III
2.  Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [ ]
3.  SEC Use Only
4.  Citizenship or Place of Organization
U.S.
   Number of Shares
   Beneficially
   Owned by
   Each Reporting
   Person With:
 5.  Sole Voting Power
 63,000
 6.  Shared Voting Power
 4,314,500
 7.  Sole Dispositive Power
 63,000
 8.  Shared Dispositive Power
 4,314,500
9.  Aggregate Amount Beneficially Owned by Each Reporting Person
 4,377,500
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares[ ]
11.  Percent of Class Represented by Amount in Row (9)
 6.5%
12.  Type of Reporting Person
IN, HC

Schedule 13G
CUSIP No. 262077100

ITEM 1.
(a) Name of Issuer: Drive Shack, Inc.

(b) Address of Issuer's Principal Executive Offices: 111 W 19th Street, 8th Floor, New York, NY 10011

ITEM 2.
(a) Name of Person Filing: American Assets Capital Advisers, LLC and joint filers (see Item 7)

(b) Address of Principal Business Office, or if None, Residence:
11455 El Camino Real, Suite 140
San Diego, CA 92130

(c) Citizenship: U.S.

(d) Title of Class of Securities: Common Stock, $0.01 par value per share

(e) CUSIP Number: 262077100

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e) [ ] An investment adviser in accordance with ) 240.13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with ) 240.13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with ) 240.13d-1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [ ] A non-U.S. institution in accordance with ) 240.13d-1(b)(1)(ii)(J);
(k) [X] Group, in accordance with ) 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with ) 240.13d-1(b)(1)(ii)(J), please specify the type of institution: N/A

ITEM 4. OWNERSHIP.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 4,377,500

(b) Percent of class: 6.5%

(c) Number of shares as to which such person has:

 (i)  Sole power to vote or to direct the vote
 63,000
 (ii) Shared power to vote or to direct the vote
 4,314,500
 (iii) Sole power to dispose or to direct the disposition of
 63,000
 (iv) Shared power to dispose or to direct the disposition of
 4,314,500

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

See Item 7 Exhibit attached.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE     SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

See Item 7 Exhibit attached.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not Applicable.

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2019
(Date)

AMERICAN ASSETS CAPITAL ADVISERS, LLC

By: /s/ Burland B. East, III
 Burland B. East, III, Chief Executive Officer

AMERICAN ASSETS INVESTMENT MANAGEMENT, LLC

By: /s/ Ernest S. Rady
 Ernest S. Rady, Trustee of Sole Member

SOLEDAD REALTY CAPITAL, INC.

By: /s/ Burland B. East, III
 Burland B. East, III, President and Sole Shareholder

BURLAND B. EAST, III

/s/ Burland B. East, III

ERNEST S. RADY

/s/ Ernest S. Rady

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

JOINT FILING AGREEMENT
As required by Rule 13d-1 and Rule 13d-2 promulgated under the Securities Exchange Act of I 934 (the "1934 Act"), the undersigned ( each a "Filing Person"), hereby agree to file jointly a Schedule 13G and any amendments thereto relating to the aggregate ownership by each of the Filing Persons of any voting equity security of a class of Drive Shack, Inc. stock which is registered pursuant to Section 12 of the 1934 Act, as amended, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings. Each Filing Person agrees that the information set forth in such Schedule 130 and any amendments thereto with respect to such Filing Person will be true, complete and correct as of the date of such Schedule 130 or such amendment, to the best of such Filing Person's knowledge and belief, after reasonable inquiry.
The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that each Filing Person makes no representations as to the accuracy or adequacy of the information set forth in the Schedule 13G or any amendments thereto with respect to any other Filing Person. Each Filing Person shall promptly notify all of the other Filing Persons if any of the information set forth in the Schedule 13G or any amendments thereto shall become inaccurate in any material respect or if said person learns of information that would require an amendment to the Schedule 13G.
IN WITNESSS WHEROF, the undersigned have set their hands this 4th day of February, 2019

AMERICAN ASSETS CAPITAL ADVISER, LLC
By:  /s/ Burland B. East, III
Name:  Burland B. East III___
Title:  Chief Executive Officer

AMERICAN ASSETS INVESTMENT MANAGEMENT, LLC
By:  /s/ Ernest S. Rady
Name:  Ernest S. Rady
Title:  Trustee of Managing Member

SOLEDAD REALTY CAPITAL, INC.
By:  /s/ Burland B. East, III
Name:  Burland B. East III
Title:  President

BURLAND B. EAST, III
By:   /s/ Burland B. East III

ERNEST S. RADY
By:   /s/ Ernest S. Rady

ITEM 7 - EXHIBIT
Pursuant to the instructions in Item 7 of Schedule 13G, the following table lists the identity and Item 3 classification of each relevant entity/individual that beneficially owns shares of the security class being reported on this Schedule 13G.

Entity/Individual      Item 3 Classification
American Assets Investment Management, LLC ("AAIM")   HC
Soledad Realty Capital, Inc. ("Soledad")    HC
Burland B. East, III       IN, HC
Ernest S. Rady        HC
American Assets Capital Advisers, LLC ("AACA")    IA

The relationship of the joint filers are as follows:

Mr. Burland East owns 100% of Soledad.  Mr. Ernest Rady owns 100% of AAIM.  AAIM and Soledad together own 100% of AACA.  AACA is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.  With the exception of 63,000 shares owned individually by Mr. Burland East, the shares of Drive Shack, Inc. covered by this report are held for the benefit of discretionary accounts advised and/or sub-advised by AACA.

The ownership breakdown of the common stock of Drive Shack, Inc. is as follows:

AAIM, Soledad, Burland East and Ernest Rady are control persons of AACA and therefore have indirect shared investment power and indirect shared voting power of 4,377,500 shares.
Mr. Burland East also has direct investment power and sole voting power of 63,000 shares, which represent less than 1% of the outstanding shares of the issuer. AACA does not have any investment power or voting power over these shares. One of the separately managed accounts that holds shares of Drive Shack is an account for Mr. East that is managed by AACA. This account holds 500 shares of Drive Shack. Mr. East has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such securities, but AACA does not.
AACA has investment power and voting power over accounts that hold in the aggregate 4,377,500 shares.
No one account owns 5% or more of the shares.